Mail Stop 3010   September 18, 2009

John J. Suydam, Esquire
Vice President and Secretary
ACREFI Management, LLC
9 West 57th Street
43rd Floor
New York, NY 10019

                    Re: Apollo Commercial Real Estate Finance, Inc.
                    Amendment No.3 to Registration Statement on Form S-11
                    Filed September 9, 2009
                    Amendment No. 4 to Registration Statement on Form S-11
                    Filed September 17, 2009
                    File No. 333-160533

Dear Mr. Suydam:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1.   Prior to effectiveness, please provide either a copy of the letter from the Financial
        Industry Regulatory Authority ("FINRA") or a telephone call to inform us that
        FINRA has finished its review and has no additional concerns with respect to the
        underwriting arrangements.

Summary Risk Factors, page 11

2.   In response to comment 10 of our letter dated August 7, 2009, you revised your disclosure to state: "Until our portfolio of assets generates sufficient income and cash flow, we may be required to sell assets, borrow funds or use a portion of the net proceeds from this offering and the concurrent private placement to make quarterly distributions to our stockholders."   We note that you revised this risk factor in Amendment 3. We therefore reissue our original comment. Please add a summary risk factor to disclose that you may pay distributions from offering proceeds, borrowings, or the sale of assets to the extent distributions exceed earnings or cash flows from operations.

Exhibit 3.1

3.   We note your response to comment 3 of our letter dated September 9, 2009. In response to our comment, you state that you have filed the Articles of Amendment and Restatement of Apollo Commercial Real Estate Finance, Inc. However, it appears that you have only filed the Form of the Articles rather than the effective articles. Please file your original effective articles of incorporation or file the effective Articles of Amendment and Restatement prior to effectiveness and revise the exhibit index.

Exhibits

4.   Please file all remaining exhibits promptly. Please note that we will need time to review the remaining exhibits and may have further comments.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Wilson Lee, Staff Accountant, at (202) 551-3468 or Cicely Lamothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Rochelle K. Plesset in the Division of Investment Management at (202) 551-6840 if you have questions regarding comments related to the Investment Company Act of 1940. Please contact Stacie Gorman, Staff Attorney, at (202) 551-3585 or me at (202) 551- 3655 with any other questions.

Sincerely,

Sonia Gupta Barros
Special Counsel

cc: Jay L. Bernstein, Esq.